82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase Bank	172,800
Brown Brothers Harriman and Co	56,400
JP Morgan Bournemouth	30,164,470
Northern Trust London	8,321,840
State Str Bk and Tr Co Lndon	8,130,846
JP Morgan Bournemouth	4,031,000
HSBC Bank plc	3,367,330
Mellon Bank	1,434,000
Bank of New York Brussels	1,283,717
Bankers Trust London	765,200
Midland Securities Services	338,200
Chase Manhatn Bk AG Frankfrt	337,500
JP Morgan Chase Bank	182,400
Societe Generale	173,200
Dexia Privatbank	38,800
Chase Manhattan London	36,000
State Street Bank and Tr Co	13,369,633
Brown Bros Harriman & Co	8,285,700
Northern Trust Co	5,583,468
Mellon Bank N.A.	3,883,509
JP Morgan Chase Bank	9,031,400
Bank of New York	1,558,700
CIBC Mellon Trust	956,437
Royal Trust - Toronto	113,844
JP Morgan Chase Bank	30,250,404
State Street Bank and Tr Co	11,013,580

Dlw 7/19

Mellon Bank N.A	2,828,085
Northern Trust Co	2,136,880
Brown Bros Harriman & Co	1,175,200
Northern Trust London	462,300
Mellon Bank	99,000
JP Morgan Bournemouth	12,796,559
Bermuda Trust Far East HK	957,480
Brown Bros Harrimn Ltd Lux	41,228,319
JP Morgan Bournemouth	6,814,597
Chase Manhttn Bk AG Frankfrt	1,404,100
Northern Trust London	1,232,530
HSBC Bank plc	918,100
State Street Bank and Tr Co	900,686
BNP Paribas, Paris	834,550
JP Morgan, Bournemouth	672,200
Bank of New York Brussels	564,100
State Street Bank Australia	524,700
National Astl Bk Melbourne	340,900
Brown Brothers Harriman and Co	328,400
Northern Trust Co	232,000
BNP Paribas, Paris	194,800
Ing Luxembourg	109,395
Morgan Stanley, London	96,804
Master Trust Bank of Japan	709,200
Brown Brothers Harriman and Co	231,030
Nomura Trust and Banking	193,500
Trust & Cust Svcs Bk Ltd, Toko	116,550
Bank of New York Europe Ldn	1,572,500
CDC Finance	513,000
State Street Bank and Tr Co	1,293,800
State Street Hong Kong	76,000

5. Number of shares / amou
nt of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 4 July 2006

11. Date company informed

5 July 2006

12. Total holding following this notification

218,208,443 shares

13. Total percentage holding of issued class following this notification

6.78%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

5 July 2006